UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

VISTEON CORPORATION
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
92839U107
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U107

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		157,460

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		157,460

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%

14	TYPE OF REPORTING PERSON

BK

Page 2 of 11 Pages

CUSIP No. 92839U107
Item 1. Security and Issuer.
This Statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”) held by UBS AG. The address of the principal executive office of the Issuer is One Village Center Drive, Van Buren Township, Michigan 48111.
Item 2. Identity and Background.
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich and New York exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.
(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Auction Rate Securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of auction rate securities (ARSs) to clients and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i. e., for UBS to purchase the ARSs that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.

Page 3 of 11 Pages

CUSIP No. 92839U107
US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court entered the final judgment on 19 March 2009.
(f) The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group.
Item 3. Source and Amount of Funds or Other Consideration.
The Shares were acquired in open market purchases using internally generated funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities. No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.
Item 4. Purpose of Transaction.
The Reporting Persons acquired these Shares for investment purposes. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

Page 4 of 11 Pages

CUSIP No. 92839U107
Item 5. Interest in Securities of the Issuer.
(a) — (b) As of April 26, 2010, the number of Shares outstanding was 130,320,880 according to the Issuer’s Form 10-Q filed on April 30, 2010. As of the date hereof, the Reporting Persons are the beneficial owners of 157,460 Shares, which constitutes 0.12% of the Issuer’s outstanding Shares. The Reporting Persons have the sole power to vote and sole power to dispose of 157,460 Shares. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) Except for clients of UBS AG or its affiliates who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts with respect to which UBS AG or employees of UBS AG have voting or investment discretion, or both, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On May 28, 2009, the Issuer, its subsidiaries, and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On May 7, 2010, the Debtors filed with the Bankruptcy Court a Second Amended Joint Plan of Reorganization of the Debtors (the “Plan”), and a Second Amended Disclosure Statement for the Second Amended Joint Plan of Reorganization (the “Disclosure Statement”). The Plan is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010. The Bankruptcy Court has scheduled a hearing to approve the Disclosure Statement for May 24, 2010.
In connection with the filing of the Plan, on May 6, 2010, the Issuer entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) with certain investors (the “Investors”), including UBS Securities LLC (solely with respect to the Distressed Debt Trading Group). The Equity Commitment Agreement provides, among other things, that on the terms and subject to the conditions of the Equity Commitment Agreement, Issuer will conduct a rights offering whereby certain holders of existing unsecured notes of Issuer may elect to purchase up to 34,310,200 shares of the Common Stock of a reorganized Issuer for $27.69 per share, in accordance with the Plan. The Equity Commitment Agreement also provides that on the terms and subject to the conditions of the Equity Commitment Agreement, the Investors severally agree to purchase 10,834,800 shares of the Common Stock of a reorganized Issuer and any shares not purchased in connection with the rights offering. The Issuer has agreed to pay the following fees and expenses to the Investors: (i) $43,750,000, twenty-five percent of which is payable upon entry of the order approving the Equity Commitment Agreement and the remainder of which would be payable upon consummation of the transactions contemplated by the Equity Commitment Agreement; (ii) $16,625,000 for arranging the transactions contemplated by the Equity Commitment Agreement, to be paid only to certain of the Investors upon the consummation of the transactions contemplated by the Equity Commitment Agreement; and (iii) out of pocket costs and expenses reasonably incurred by each of the Investors in connection with the Equity Commitment Agreement. In addition, the Issuer has agreed to support the Investors’ request for payment of liquidated damages in the event that the Issuer enters into an agreement in connection with, or approves or seeks Bankruptcy Court approval of, certain alternative transactions, as well as if the Issuer’s approval of the rights offering-based plan is withdrawn, qualified, or modified in a manner adverse to the Investors and otherwise inconsistent with its obligations under the Equity Commitment Agreement. The Bankruptcy Court has scheduled a hearing for approval of the Issuer’s entry into the Equity Commitment Agreement for May 24, 2010. The above summary of the material terms of the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit C. The Equity Commitment Agreement is subject to the approval of the Bankruptcy Court, as well other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

Page 5 of 11 Pages

CUSIP No. 92839U107
Upon entering into the Equity Commitment Agreement, the Reporting Persons and the Investors may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with any of the Investors, and disclaim beneficial ownership of any Shares held by the Investors (other than the Reporting Persons). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Investors (other than the Reporting Persons) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, but subject to the Reporting Person’s obligations under that certain Plan Support Agreement, as filed with the Bankruptcy Court on May 6, 2010 and attached hereto as Exhibit D, among the Investors, certain of the Issuer’s note holders, and the Issuer (the “Plan Support Agreement”), each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, and subject to the Reporting Person’s obligations under the Plan Support Agreement, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, and subject to the Reporting Person’s obligations under the Plan Support Agreement, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.
The Plan Support Agreement provides, among other things, and subject to certain exceptions set forth therein, that certain note holders party thereto shall (i) vote all relevant claims they hold to accept the Plan, (ii) support entry of a disclosure statement order, and (iii) permit disclosure in the Disclosure Statement and any filings by the Debtors with the Securities and Exchange Commission of the contents of the Plan Support Agreement. Further, unless the Debtors and the note holders party to the Plan Support Agreement agree to pursue an alternative plan, such note holders agree that they shall not subject to certain exceptions set forth therein (A) support or vote in favor of an alternative plan, (B) participate in negotiations or enter into any agreements regarding an alternative plan, (C) withdraw support for the Plan, (D) object to or commence any proceeding opposing any of the terms of the Plan or the Disclosure Statement, (E) object to or commence any proceeding opposing or objecting to the entry of the disclosure statement order, (F) encourage any other entity to take any action to interfere with entry of the disclosure statement order or an order of the Bankruptcy Court confirming the Plan, (G) object to or commence any proceeding opposing or objecting to the approval of the Plan, or (H) take any action inconsistent with the Plan Support Agreement or the Plan, or that would unreasonably delay the approval of the Disclosure Statement or confirmation of the Plan. The above summary of the material terms of the Plan Support Agreement is qualified in its entirety by reference to the text of the Plan Support Agreement, a copy of which is attached hereto as Exhibit D.

Page 6 of 11 Pages

CUSIP No. 92839U107
[In connection with the filing of the Plan, and subject to Bankruptcy Court approval, the Issuer entered into a Cash Recovery Backstop Agreement with certain Investors including UBS Securities LLC (solely with respect to the Distressed Debt Trading Group) (the “Backstop Agreement”). Pursuant to the Backstop Agreement, the note holders signatory thereto (the “Backstop Note Holders”), severally agreed to fund cash distributions to certain note holders who are not eligible to participate in the rights offering under the Plan in exchange for the Issuer issuing to such Backstop Note Holders the rights to participate in the rights offering that would have been distributed to such non-eligible holders, had they been eligible holders. The above summary of the material terms of the Backstop Agreement is qualified in its entirety by reference to the text of the Backstop Agreement, a copy of which is attached hereto as Exhibit E.]
Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, certain holders of shares of the Common Stock of a reorganized Issuer will be entitled to customary registration rights, including shelf registration rights, demand registration rights and piggyback registration rights, and shall be subject to customary transfer restrictions following a public offering of the Common Stock of a reorganized Issuer, in accordance with the terms and subject to the conditions of a registration rights agreement to be entered into by and among the Issuer and such holders. The above summary of the material terms of the form of the registration rights agreement is qualified in its entirety by reference to the text of the form of the registration rights agreement, a copy of which is attached hereto as Exhibit F.
Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, the initial board of directors of a reorganized Issuer shall consist of nine members to be designated as follows: (i) the current Chief Executive Officer of Issuer, (ii) two individuals designated by the Issuer from a pool of individuals (the “Director Pool”) selected by certain majority investors, and (iii) six individuals designated by certain majority investors from the Director Pool. The majority investors shall be determined based on the amount of Common Stock issuable to them pursuant to the Equity Commitment Agreement and the Plan.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Transactions in the Shares effected in the past 60 days
Exhibit B — Second Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010)
Exhibit C — Equity Commitment Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit D — Plan Support Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit E — Cash Recovery Backstop Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit F — Form of Registration Rights Agreement

Page 7 of 11 Pages

CUSIP No. 92839U107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2010

	By:	/s/ Anthony DeFilippis
Name: Anthony DeFilippis
Title: Executive Director

	By:	/s/ Gordon Kiesling Name: Gordon Kiesling
Title: Executive Director

Page 8 of 11 Pages